FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors and Persons Discharging Managerial Responsibility or Connected Persons

GlaxoSmithKline Share Value Plan

Withholding of shares to meet tax liabilities

The table below sets out changes in the interests of a connected person of a Person Discharging Managerial Responsibility (PDMR) in the American Depositary Shares (ADS) of GlaxoSmithKline plc arising from the withholding of ADSs at a fair market value of $39.14 per ADS (the closing price on 26 February 2016 which was the business day prior to vesting) to meet tax liabilities following the vesting of the award granted in 2013 under the GlaxoSmithKline 2009 Share Value Plan (SVP).

Name of PDMR	Name of Connected Person	Number of ADSs withheld to meet tax liabilities following the vesting of a SVP award
Dr M Slaoui*	Dr K Slaoui	1,256

*Denotes an Executive Director

The Company and the above individual were advised of this transaction on 29 February 2016.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(c).

V A Whyte
Company Secretary

1 March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 01 March, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc